EXHIBIT (d)(6)

FORM OF RESTRICTED STOCK AGREEMENT

NOTICE OF EQUITY GRANT

Name

Address

City, State, Zip Code

Dear Name,

Pursuant to the Option Exchange Program, you elected to tender certain stock options for shares of restricted stock. I am pleased to inform you with this Notice that the following shares of restricted stock have been exchanged for your outstanding stock options tendered to the Company. Terms of the restricted stock are outlined below.

Participant:

Grant ID:	Granted Amount:

Grant Date:	Vesting Schedule:

Reason for Issuance:

By your signature and my signature as the Company’s representative below, you and the Company agree that this equity is granted under and governed by the terms and conditions of the Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Long-Term Incentive Plan, as amended on April 17, 2012 (the ‘Plan’) and Restricted Stock Award Agreement (‘Agreement’), which is attached. A copy of the Plan is available from our Human Resources department.

Cumberland Pharmaceuticals Inc.:	Signature:

A.J. Kazimi	Name	Date:
Chief Executive Officer

Note: Please return this Notice in the enclosed return envelope within 10 business days. If there are any discrepancies in your name or address shown above, please make the appropriate corrections on this form.

CUMBERLAND PHARMACEUTICALS INC.

RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (the “Agreement”) is between Cumberland Pharmaceuticals Inc. (the “Company”) and the Participant named on the Notice of Equity Grant to which this Agreement is attached (the “Notice”). The Notice is hereby incorporated in full into this Agreement. The grant of Restricted Stock (“Stock”) made in this Agreement is subject to the terms of the Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Long-Term Incentive Compensation Plan, as amended on April 17, 2012 (the “Plan”). Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the same meaning as those capitalized terms in the Plan.

1. Award of Stock. The Company hereby awards Participant the number of shares of Stock in the Company specified in the Notice (the “Shares”). The Grant Date for the Shares shall be as specified in the Notice. Participant agrees to comply with all of the terms and conditions of the Plan and any future amendments and restatements thereof.

2. Vesting. Until vested, a Share shall be within the Restriction Period. The Shares shall vest (meaning the Restriction Period will end) on the four-year anniversary of the Grant Date, if the Participant remains employed by the Company in a full-time position until such date. However, in the event of a Change in Control Event (as defined in the Plan and to the extent consistent with the definition of Change in Control Event found in Treas. Reg. 1.409A-3(i)(5)(i) & (ii)) prior to the fourth anniversary of the Grant Date, the Shares will vest on the date of such Change in Control Event. In the event of Participant’s Employment Termination prior to vesting of the Shares, ownership of any unvested Shares shall automatically immediately revert to the Company and Participant shall not be entitled to any payment or consideration for such unvested Shares. During the Restriction Period, the Participant shall not have the right to vote the Shares.

3. Registration of Securities. The Shares have been registered under the Securities Act. Participant understands that a registration statement for such securities (filed under Form S-8) is effective and is available at the Company’s website at www.cumberlandpharma.com in the “Investor Relations” section under “SEC Filings” (filed January 15, 2010) and that numerous other documents that the Company has filed with the Securities and Exchange Commission are also available for review at such website and at www.sec.gov

4. Tax Treatment. The Stock award will be taxable as compensation to the Participant on the date of grant or the date of vesting, depending on whether or not Participant files an election under Internal Revenue Code Section 83(b) with the IRS within 30 days after the Grant Date shown on the Notice. Participant may obtain general information about a Section 83(b) election at http://personal.fidelity.com/products/stockoptions/rstockfaq.shtml#faq16 Participant is hereby advised to contact his tax advisor immediately if he is interested in filing a Section 83 (b) election. The Company does not guarantee any particular tax treatment or results in connection with the Shares.

5. Notices. Any notice given under this Agreement shall be in writing and shall be addressed and delivered, in the case of the Company, to the Secretary of the Company at the Company’s principal office and, in the case of the Participant, at the last address for Participant shown in his or her personnel file maintained by the Company.

6. For Executive Officers Only – Clawback Policy. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Board intends to adopt and include in the Plan a clawback policy once the SEC has published its final rules for implementation of such a policy. Participant understands that such clawback policy will apply to certain incentive compensation he receives as an executive officer of the Company if the Company is later required to prepare an accounting restatement due to its material non-compliance with a financial reporting requirement under the securities laws. Further information about the clawback provisions of the Dodd-Frank Act is available online from many sources, including http://www.boardmember.com/Print.aspx?id=5146.

7. Miscellaneous. The grant of this Stock award does not create any contractual or other right to receive future grants of equity awards, or benefits in lieu of, even if the Participant has a history of receiving stock awards.

By their signatures on the Notice, Participant and the Company agree to the terms of this Agreement.